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                                                                EXHIBIT 99(a)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 18, 2000, and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Bodycote Investments VI, Inc. by Dresdner Kleinwort Benson or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock

                                       of

                              Lindberg Corporation

                                       at

                            at $18.125 Net Per Share

                                       by

                         Bodycote Investments VI, Inc.

                     an indirect wholly owned subsidiary of

                           Bodycote International plc

   Bodycote Investments VI, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), is offering to purchase all outstanding shares of common stock, $0.01 par value per share together with the associated rights issued pursuant to the Rights Agreement, dated as of November 21, 1996, and amended on December 13, 2000, between Lindberg Corporation ("Lindberg") and Harris Trust and Savings Bank, as Rights Agent (collectively, the "Shares"), of Lindberg at a purchase price of $18.125 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). Tendering stockholders who have Shares registered in their name and who tender directly will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Following the Offer, the Purchaser intends to effect the merger described below.

      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 17, 2001, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements
Act of 1976, as amended, and there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares that (together with any Shares that Purchaser has the unimpaired right to acquire pursuant to the Tender Agreement (but that have not been validly tendered or have been withdrawn prior to the Expiration Date) and all other Shares then owned by Bodycote and its subsidiaries) constitutes at least a majority of the total voting power of the outstanding securities of Lindberg entitled to vote in an election of directors or in a merger, calculated on a fully diluted basis, on the date of purchase (the "Minimum Tender Condition"). The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See the Introduction and Sections 1, 14 and 15 of the Offer to Purchase.
   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 13, 2000 (the "Merger Agreement"), by and among Bodycote, Purchaser and Lindberg. The Merger Agreement provides that, among other things, Purchaser will make the Offer and that following the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with relevant provisions of Delaware law, Purchaser will be merged with and into Lindberg (the "Merger"). Following consummation of the Merger, Lindberg will continue as the surviving corporation and will be an indirect wholly owned subsidiary of Bodycote. At the effective time of the Merger (the "Effective Time"), each Share (excluding Shares held in the treasury of Lindberg, owned by Lindberg or any subsidiary of Lindberg or by Bodycote or any subsidiary of Bodycote and any Shares owned by stockholders who have properly exercised their dissenters' rights under Delaware law) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer (the "Offer Price"), without interest (and less any required withholding taxes). The Merger Agreement is more fully described in
Section 12 of the Offer to Purchase.
   Simultaneously with the execution and delivery of the Merger Agreement, Bodycote, Purchaser and certain stockholders of Lindberg entered into a Tender and Voting Agreement (the "Tender Agreement") pursuant to which the stockholders party thereto have agreed, subject to the terms thereof, to tender all of the Shares they beneficially own (which stockholders currently hold approximately 16% of the outstanding Shares on a fully diluted basis) to Purchaser in the Offer. These Stockholders have also granted Bodycote a proxy to vote all of their Shares in favor of the Merger, an option to purchase their Shares at the Offer Price in certain circumstances and the right to share in profits from a sale of Shares to a third party in certain circumstances.
   The Board of Directors of Lindberg has unanimously approved the Merger Agreement and the Tender Agreement, determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Lindberg's stockholders and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.
   For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) all Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.
   The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, if required, the approval of the Merger by the requisite vote of the stockholders of Lindberg. The stockholder vote necessary to approve the Merger is the affirmative vote of the holders of a majority of the issued and outstanding Shares, voting as a single class, at Lindberg's stockholder meeting held for this purpose. If the Minimum Tender Condition is satisfied and Purchaser purchases Shares pursuant to the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of Delaware law, without prior notice to, or any action by, any other stockholder. Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer.
   Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment. No interest will be paid on the consideration to be paid in the Merger to stockholders who fail to tender their Shares pursuant to the Offer, regardless of any delay in effecting the Merger or making such payment.
   The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, January 17, 2001, unless and until Purchaser (in accordance with the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, shall expire.
   Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser may, under certain circumstances, (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. In addition, Purchaser may provide a "subsequent offering period" for at least three business days, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Any such subsequent offering period will not exceed 10 business days (for all such extensions). If Purchaser decides to provide a subsequent offering period, Purchaser will make a public announcement of its decision at least five business days prior to the scheduled Expiration Date. Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.
   Any extension, delay, waiver, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement thereof, the announcement in the case of an extension (except with respect to a subsequent offering period) to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares (except during any subsequent offering period).
   Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during any subsequent offering period). Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after February 15, 2001, unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holders of the Shares, if different from the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
   The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.
   The information required to be disclosed by of Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
   Lindberg has provided Purchaser with Lindberg's stockholder list and security position listings for the purpose of disseminating the Offer to stockholders.
   The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial stockholders.
   The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.
   Questions and requests for assistance and copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                         [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885
                      The Dealer Manager for the Offer is:

                           Dresdner Kleinwort Benson

                                     [LOGO]

                                 75 Wall Street
                            New York, New York 10005
                            (212) 429-2000 ext. 2958
                                       or

                    Call Toll Free (800) 457-0245 ext. 2958

December 18, 2000